Exhibit 99.1

News Release

NORBORD REPORTS THIRD QUARTER 2018 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q3 2018 HIGHLIGHTS

•	Adjusted EBITDA of $211 million, a 6% increase year-over-year

•	Adjusted earnings of $1.41 per diluted share

•	European EBITDA increased 64% year-over-year to $23 million

•	Declared dividend of C $0.60 per share for shareholders of record on December 1, 2018

•	Renewed Normal Course Issuer Bid

TORONTO, ON (November 1, 2018) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $211 million for the third quarter of 2018 versus $200 million in the third quarter of 2017 and $273 million in the second quarter of 2018. The year-over-year improvement is primarily due to higher European panel prices and North American shipment volumes, while the quarter-over-quarter decrease is due to lower North American oriented strand board (OSB) prices. North American operations generated Adjusted EBITDA of $190 million compared to $184 million in the same quarter last year and $256 million in the prior quarter. European operations delivered Adjusted EBITDA of $23 million versus $14 million in same quarter last year and $21 million in the prior quarter.

“Our third quarter results reflect another excellent quarter for Norbord,” said Peter Wijnbergen, Norbord’s President and CEO. “We generated $211 million in Adjusted EBITDA, a 6% improvement over this time last year as North American OSB demand remained strong during the summer homebuilding season. Our European business had another outstanding quarter, delivering $23 million of Adjusted EBITDA as robust demand growth in our key markets supported strong prices.”

“There has been a noticeable shift in US housing sentiment in the past few weeks that has put significant negative pressure on the broader wood products sector and North American OSB prices. While recent housing headlines have been mixed, we share the view of housing economists who believe this is a temporary pause in housing demand growth rather than a directional change. Housing fundamentals remain supportive and experts continue to forecast new home construction growth for next year. Combined with continued growth in our North American specialty sales and European panel business, we believe Norbord is well positioned to manage through this period of volatility.”

Norbord recorded Adjusted earnings of $123 million or $1.41 per diluted share ($1.42 per basic share) in the third quarter of 2018 versus $121 million or $1.39 per diluted share ($1.40 per basic share) in the third quarter of 2017 and $167 million or $1.92 per diluted share ($1.93 per basic share) in the second quarter of 2018. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

Exhibit 99.1

$ millions	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
Earnings	130	174	130	399	276
Adjusted for:
Loss on disposal of assets	—	—	2	—	9
Stock-based compensation and related costs	2	1	1	4	3
Costs related to Inverness expansion project	—	—	1	—	1
Reported income tax expense	37	53	32	126	75
Adjusted pre-tax earnings	169	228	166	529	364
Income tax expense at statutory rate	(46)	(61)	(45)	(143)	(98)
Adjusted earnings	123	167	121	386	266

Market Conditions

In North America, year-to-date US housing starts were up 6% versus the same period in 2017, with single-family starts, which use approximately three times more OSB than multifamily, also increasing by 6%. The consensus forecast from US housing economists is for approximately 1.28 million starts in 2018, which suggests a 7% year-over-year improvement.

North American benchmark OSB prices in all regions began pulling back in July after reaching exceptionally high levels in June. As a result, average benchmark prices were lower than both the prior quarter and the same quarter last year. The table below summarizes average benchmark prices ($ per Msf, 7/16-inch basis) by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q3 2018	Q2 2018	Q3 2017
North Central	14%	363	426	409
South East	38%	305	419	354
Western Canada	30%	281	403	388

In Europe, panel markets continued to strengthen, driven by robust OSB demand growth in Norbord’s core markets. In local currency terms, average panel prices were up 24% versus the same quarter last year and up 3% from the prior quarter.

Performance

North American OSB shipments increased 10% year-over-year and 1% quarter-over-quarter reflecting the restart of the Huguley, Alabama mill in the fourth quarter of 2017. Norbord’s specialty sales volume (including industrial applications and export markets) continued to increase and represents approximately 25% of the Company’s North American OSB sales volume.

Excluding the curtailed Chambord, Quebec mill, Norbord’s operating North American OSB mills produced at 99% of stated capacity, compared to 97% in the same quarter last year and 98% in the prior quarter. Capacity utilization increased versus both comparative periods due to improved productivity. Year-over-year, capacity utilization was also impacted by weather-related curtailments in the prior year.

Norbord’s North American OSB cash production costs per unit (before mill profit share and freight costs) increased 1% compared to the same quarter last year due to higher resin prices and maintenance-related costs, partially offset by the ramp-up of the Huguley, Alabama mill. Unit costs decreased 1% versus the prior quarter due to improved raw material usage.

Exhibit 99.1

In Europe, Norbord’s shipments were 1% lower than the same quarter last year and 5% higher than the prior quarter due to shipment timing. The European mills produced at 87% of stated capacity in the quarter compared to 100% in the same quarter last year and 89% in the prior quarter. Capacity utilization decreased year-over-year due to the restated annual production capacity to reflect the new OSB continuous press line at the Inverness, Scotland mill that was substantially completed in the fourth quarter of 2017. Production from the expanded Inverness mill will not significantly increase until 2019 when the new finishing line installation and commissioning are complete. Quarter-over-quarter, capacity utilization declined due to the timing of annual maintenance shuts.

Year-to-date, the Company generated $2 million of Margin Improvement Program (MIP) gains due to a richer product mix, improved productivity and the timing of planned annual maintenance shuts and related costs, partially offset by costs associated with executing on strategic initiatives. MIP is measured relative to the prior year at constant prices and exchange rates.

Capital investments were $41 million (including intangible assets) in the third quarter and $145 million year-to-date. Norbord’s 2018 capital expenditures are forecast at approximately $200 million, including the Inverness, Scotland finishing line, Chambord, Quebec rebuild, Grande Prairie, Alberta debottlenecking and preliminary engineering for the Huguley, Alabama woodroom projects (as described below), as well as other projects focused on reducing manufacturing costs and increasing productivity across the mills. In addition, it includes investments to support the Company’s strategy to increase the production of specialty products for industrial and export markets.

Included in the year-to-date capital investments is $9 million for the Inverness, Scotland mill modernization and expansion project. Installation of the new finishing end will be completed during the fourth quarter of 2018. Total capital spending to-date for the project is $143 million. The project cost is expected to total $145 million, 7% above the $135 million budget due to significant fluctuations in the relative values of the Pound Sterling, Euro and US dollar currencies over the two-year life of the project.

Also included in the year-to-date capital investments is $41 million for the Grande Prairie, Alberta debottlenecking project. The Grande Prairie mill is one of the largest single-line OSB facilities in the world, but the mill is currently bottlenecked in the areas before the forming line and press. The Company is undertaking a project to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line. Upon completion in the fourth quarter of 2018, the mill’s production capacity is expected to increase by 100 MMsf (3/8-inch basis) to support growing demand from key customers. Further savings are expected to be realized through reduced wood and natural gas usage. The project is budgeted at $55 million.

Also included in the year-to-date capital investments is $11 million for the Chambord, Quebec mill rebuild project. Norbord believes North American OSB demand will continue to grow. In order to support this anticipated growth, Norbord is rebuilding and preparing the Chambord, Quebec mill for an eventual restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. This project involves replacing the dryers and investing in the wood-handling and finishing end areas to debottleneck the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. Once complete, the investment is expected to increase the mill’s stated annual production capacity by 80 MMsf, from 470 MMsf to 550 MMsf (3/8-inch basis). The project is budgeted at $71 million.

Norbord has begun preliminary engineering work to plan for the rebuild and automation of the wood-handling section of the Huguley, Alabama mill. A similar project was undertaken at the sister Joanna, South Carolina mill in 2014, which enabled a capacity increase of 150 MMsf (3/8-inch basis) from debottlenecking the continuous press production line. Capital spending of less than $1 million was invested in the quarter.

Exhibit 99.1

Looking ahead to next year’s capital expenditures, while the Company is still in the process of finalizing its capital plans, 2019 capital expenditures are targeted at approximately $150 million.

Operating working capital was $173 million at quarter-end compared to $156 million at the end of the same quarter last year and $212 million at the end of the prior quarter. The year-over-year increase is primarily due to inventories attributable to the new Inverness line and restarted Huguley mill, partially offset by the accounts receivable impact of lower North American OSB prices. The quarter-over-quarter decrease is primarily due to lower North American OSB prices, the seasonal log inventory drawdown in the northern mills in North America, higher profit share accruals attributed to higher year-to-date earnings and the timing of interest payments on the Company’s senior secured notes. Working capital continues to be managed at minimal levels across the Company.

At quarter-end, Norbord had unutilized liquidity of $548 million, consisting of $193 million in cash and $355 million in unused credit lines. The Company’s tangible net worth was $1,278 million and net debt to total capitalization on a book basis was 23%, with both ratios well within bank covenants.

Dividend

The Board of Directors declared a quarterly dividend of C $0.60 per common share, payable on December 21, 2018 to shareholders of record on December 1, 2018. Any dividends reinvested on December 21, 2018 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid

Norbord also announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to renew its normal course issuer bid in accordance with TSX rules. Under the bid, Norbord may purchase up to 5,191,965 of its common shares, representing 10% of the Company’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules (a total of 86,848,396 Common Shares were issued and outstanding as of such date).

Purchases under the bid may commence on November 5, 2018, and will terminate on the earlier of November 4, 2019, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX or the date of notice by Norbord of termination of the bid. Purchases will be made on the

Exhibit 99.1

open market by Norbord through the facilities of the TSX, the New York Stock Exchange or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord will pay for any such common shares will be the market price of such shares at the time of acquisition. Common shares purchased under the bid will be cancelled. Norbord’s average daily trading volume on the TSX during the last six calendar months was 318,819 common shares. Daily purchases of common shares will not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX. Under its prior bid that commenced on November 3, 2017 and expires on November 2, 2018, Norbord previously sought and received approval from the TSX to repurchase up to 5,142,773 common shares. Norbord did not acquire any common shares under such bid in the past 12 months.
Norbord believes that the market price of its common shares at certain times may be attractive and that the purchase of these common shares from time to time would be an appropriate use of Norbord’s funds in light of potential benefits to remaining shareholders.
From time to time, when Norbord does not possess material non-public information about itself or its securities, it may enter into an automatic purchase plan with its broker to allow for the purchase of common shares at times when Norbord ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Norbord’s broker will be adopted in accordance with applicable Canadian securities laws.

Additional Information

Norbord’s Q3 2018 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, November 1, 2018 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until December 1, 2018 by dialing 1-888-203-1112 or 647-436-0148 (passcode 3699127 and pin 9635). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Exhibit 99.1

Contact:
Heather Colpitts
Senior Manager, Corporate Affairs
Tel. (416) 365-0705
info@norbord.com
This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 1, 2018 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q3 2018 Management’s Discussion and Analysis dated October 31, 2018.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q3 2018 Management’s Discussion and Analysis dated October 31, 2018 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Peter Wijnbergen
President & CEO

November 1, 2018

To Our Shareholders:

The third quarter was another excellent operating quarter for Norbord. Our mills ran well, and we saw continued improvement in our European business and with our specialty products strategy. North American shipments increased both year-over-year and over the prior quarter, earnings from our European business increased and Norbord continues to generate strong free cash flow. We delivered Adjusted EBITDA of $211 million for the quarter, with Adjusted earnings of $1.41 per diluted share. This solid performance follows our record Q2 results which were the best in Norbord’s 30-year history.

Our perspective on the market

While we are happy with our Q3 performance, there has been a noticeable shift in US housing sentiment in the past month that has put significant negative pressure on the broader wood products sector and North American product prices, including OSB. There are times when markets appear to over-react and we believe this is one of those times. As a result, we have renewed our Normal Course Issuer Bid and are actively planning to repurchase our stock under this renewed bid.

For our part, we see fundamentals that continue to be supportive of our business.

Looking at the macroeconomic indicators, there remains significant pent-up US housing demand driven by household formation and replacement of aging housing stock. More people are becoming first-time homebuyers and the desire to own remains high. Despite headlines to the contrary, entry-level home affordability remains favourable compared to historical averages. Single-family homebuilders remain optimistic and housing economists continue to forecast new home construction growth for the next year, particularly in entry-level homes. Taken together, we share the view of housing experts that we are experiencing a short-term hiccup, or temporary pause, rather than a directional change.

Beyond the housing market, Norbord’s business strategy also supports our continued optimism.

We began pursuing our specialty products strategy after our merger with Ainsworth to bring greater stability to our earnings during times of inherent housing market volatility, and we are seeing positive results. Since we launched this strategy in 2015, our specialty sales volume has increased by more than 40%. Put into context, this represents the approximate annual production of one mill. Over the same period, our value-added products volume has increased 35%. We are continuing this momentum with steady, incremental growth in our specialty volumes. This is not to say that commodity OSB will not continue to be a part of our business. Rather, it is a demonstration that there are other areas of growth within our traditional business. Our target continues to be expanding specialty products to 50% of our North American sales volume.

Our results are also supported by our steadily improving European business, which delivered another excellent quarterly performance of $23 million in Adjusted EBITDA, 10% more than Q2 and 64% above

Exhibit 99.1

the same quarter last year. European OSB demand remains robust in our key markets and continues to support price momentum. Our investment to modernize and expand our Inverness, Scotland mill will ensure we can meet the demand growth we are seeing from customers across the UK and in western Europe.

Strength amid volatility

Our message to shareholders remains positive, despite recent volatility. The fundamentals of our business remain solid. Our production capacity is well aligned to customer demand. Our diversification strategy provides additional sales channels and has helped cushion against housing market swings. Norbord’s balance sheet is the strongest it has been in two decades and we have almost $550 million of liquidity at our disposal. Our decision-making continues to be guided by a disciplined approach to capital allocation.

As always, our commitment is “controlling our controllables”. Our philosophy continues to be that we only produce what we can sell. We are focused on the efficiency and productivity of our mills and the prudent allocation of capital.

I look forward to reporting on our progress next quarter.

Peter Wijnbergen
President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q3 2018 Management’s Discussion and Analysis dated October 31, 2018.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share as Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s Q3 2018 Management’s Discussion and Analysis dated October 31, 2018 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Sep 29, 2018	Dec 31, 2017
Assets
Current assets
Cash and cash equivalents	$193	$241
Accounts receivable	195	174
Taxes receivable	2	1
Inventory	234	224
Prepaids	18	11
	642	651
Non-current assets
Property, plant and equipment	1,458	1,421
Intangible assets	21	24
Deferred income tax assets	4	4
Other assets	5	3
	1,488	1,452
	$2,130	$2,103
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$274	$282
Taxes payable	47	74
	321	356
Non-current liabilities
Long-term debt	549	548
Other liabilities	24	29
Deferred income tax liabilities	194	151
	767	728
Shareholders’ equity	1,042	1,019
	$2,130	$2,103

Exhibit 99.1

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Sep 29 and Sep 30 (US $ millions, except per share information)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Sales	$640	$578	$1,923	$1,581
Cost of sales	(427)	(381)	(1,259)	(1,110)
General and administrative expenses	(4)	1	(14)	(7)
Depreciation and amortization	(34)	(27)	(100)	(78)
Loss on disposal of assets	—	(2)	—	(9)
Operating income	175	169	550	377
Non-operating expense:
Finance costs	(8)	(7)	(25)	(26)
Earnings before income tax	167	162	525	351
Income tax expense	(37)	(32)	(126)	(75)
Earnings	$130	$130	$399	$276
Earnings per common share
Basic	$1.50	$1.51	$4.61	$3.21
Diluted	1.49	1.50	4.58	3.18

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Sep 29 and Sep 30 (US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Earnings	$130	$130	$399	$276
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	2	4	6	(2)
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	(3)	10	(13)	27
Other comprehensive (loss) income, net of tax	(1)	14	(7)	25
Comprehensive income	$129	$144	$392	$301

Exhibit 99.1

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Sep 29 and Sep 30 (US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
Share capital
Balance, beginning of period	$1,356	$1,345	$1,350	$1,341
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	5	5	11	9
Balance, end of period	$1,361	$1,350	$1,361	$1,350
Merger reserve	$(96)	$(96)	$(96)	$(96)
Contributed surplus
Balance, beginning of period	$7	$8	$8	$9
Stock options exercised	—	—	(1)	(1)
Balance, end of period	$7	$8	$7	$8
Retained earnings (deficit)
Balance, beginning of period	$121	$(282)	$(67)	$(402)
Earnings	130	130	399	276
Common share dividends	(298)	(35)	(379)	(61)
Balance, end of period(i)	$(47)	$(187)	$(47)	$(187)
Accumulated other comprehensive loss
Balance, beginning of period	$(182)	$(191)	$(176)	$(202)
Other comprehensive (loss) income	(1)	14	(7)	25
Balance, end of period	$(183)	$(177)	$(183)	$(177)
Shareholders’ equity	$1,042	$898	$1,042	$898

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	216	76
	$(47)	$(187)

Exhibit 99.1

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Sep 29 and Sep 30 (US $ millions)	Q3 2018	Q3 2017	9 mos 2018	9 mos 2017
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$130	$130	$399	$276
Items not affecting cash:
Depreciation and amortization	34	27	100	78
Deferred income tax	11	(3)	42	22
Loss on disposal of assets	—	2	—	9
Other items	9	12	11	8
	184	168	552	393
Net change in non-cash operating working capital balances	29	3	(45)	(52)
Net change in taxes receivable, taxes payable and investment tax credit receivable	15	32	(25)	45
	228	203	482	386
Investing activities
Investment in property, plant and equipment	(39)	(56)	(156)	(174)
Investment in intangible assets	—	—	(1)	(3)
	(39)	(56)	(157)	(177)
Financing activities
Common share dividends paid	(292)	(35)	(373)	(60)
Issue of common shares	—	4	4	7
Repayment of debt	—	—	—	(200)
Accounts receivable securitization repayments, net	—	—	—	—
Bank advances, net	—	—	—	—
	(292)	(31)	(369)	(253)
Foreign exchange revaluation on cash and cash equivalents held	(2)	3	(4)	9
Cash and cash equivalents
Increase during period	(105)	119	(48)	(35)
Balance, beginning of period	298	7	241	161
Balance, end of period	$193	$126	$193	$126